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                                                                       EXHIBIT 1

PRESS RELEASE

                        TRICOM ANNOUNCES GROWTH PLAN AND
                           PROVIDES FINANCIAL GUIDANCE

         -- ANNOUNCES 2001 AND 2002 REVENUE AND EBITDA FORECAST; CAPITAL
            SPENDING SAVINGS IMPACTING FUTURE FUNDING REQUIREMENTS --

SANTO DOMINGO, Dominican Republic - December 12, 2001 -- TRICOM (NYSE:TDR), a leading integrated communications provider in the Dominican Republic, and a facilities-based long distance carrier in the U.S. and Puerto Rico, today provided financial guidance for the year 2001 and 2002. The financial guidance reflects the Company's current sales forecast, significant savings in its capital expenditure plans, and lower funding requirements going forward.

The Company expects 2001 revenues to grow 9 percent over 2000 levels to approximately $240 to $245 million. Excluding revenues from Telecable ("TCN'"), its recently acquired cable TV operations, the Company anticipates revenues of approximately $280 to $290 million in 2002, a more than 16 percent rate of growth. Revenue growth will be driven by expected strong local service and wireless customer additions, higher average customer revenue, as well as the continued expansion of its data service offering, as customers continue to migrate to higher speeds and more advanced solutions.

TRICOM expects full-year 2001 EBITDA to reach approximately $85 to $90 million. Excluding its cable TV operations, the Company anticipates 2002 EBITDA to grow approximately 20 percent in the range of $105 to $115 million. A growing customer base, solid average customer revenues, and the benefits of a larger scale of operations is expected to drive EBITDA growth in the coming year. TCN is expected to contribute additional revenues of approximately $25 to $30 million, and EBITDA in the range of $8 to $10 million in 2002. On a consolidated basis, TRICOM expects revenues to reach approximately $305 to $320, and EBITDA in the range of $108 to $120 million in 2002.

The Company expects capital expenditures of $125 to $130 million in 2001, and approximately $70 to $80 million in 2002, a 40 percent decrease from this year. In 2001, the Company implemented a capital budget reduction program matching funding requirements to cash flow generation. By maximizing the utilization of its existing fixed assets and focusing on improving service quality in existing service areas, the Company has been able to curtail its next five years capital expenditures by close to $150 million. The Company believes that the capital expenditure savings will be realized without affecting growth prospects. The Company has also cut back on the deployment of its Central American iDEN network, focusing solely on Panama in the foreseeable future,
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and does not anticipate capital expenditures for expansion into other areas in
Central America in 2002.

TRICOM's funding requirements in 2002 are expected to be in the range of $15 to $25 million. TCN is currently expected to be free cash flow breakeven in 2002 and its funding requirements' going forward are internally funded. TRICOM plans to meet its funding needs with its cash position and through borrowing capacity under its existing credit facilities. Given the significant savings in capital expenditures, and reduced funding requirements going forward, the Company believes it is fully funded and on track to have positive free cash flow in 2004.

ABOUT TRICOM

TRICOM (www.tricom.net) is a regional telecommunications provider in the U.S., Caribbean and Central America. In the Dominican Republic we offer local, long distance, cable TV entertainment, mobile telephony, as well as broadband data transmission services. Through TRICOM USA, we own switching facilities in New York, Miami and Puerto Rico, providing us with end-to-end connectivity, and are one of the few Latin American long distance carriers that have a United States licensed subsidiary.

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THIS STATEMENT MAY CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS, WHICH MAY INVOLVE
KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS NOT UNDER THE
COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE AND ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE, OR EXPECTATIONS OF THE COMPANY. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.